                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549


                                   Form 11-K



  X Annual report pursuant to Section 15(d) of the Securities Exchange Act of --- 1934 (Fee Required)


     For the fiscal year ended December 31, 1995

                                       OR

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from ____________ to ________

     Commission file number       1-9822
                            -----------------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below


                         Employee Stock Ownership Plan
                                       of
                              Buffton Corporation



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office


                              Buffton Corporation
                          226 Bailey Avenue, Suite 101
                            Fort Worth, Texas 76107

Financial Statements and Exhibits
- ---------------------------------


     (a)  Financial Statements and Financial Statement Schedules

          The following financial statements and financial statement schedules, together with the report of independent accountants, are included in this annual report:


          Report of Independent Accountants........... F-1

          Statements of Net Assets
          Available for Plan Benefits as of
          December 31, 1995 and 1994 ................. F-2

          Statements of Changes in Net Assets
          Available for Plan Benefits
          for the years ended December 31, 1995,
          1994 and 1993 .............................. F-3

          Notes to Financial Statements .............. F-4

          Schedule I - Schedule of Assets Held
          for Investment Purposes - Item 27a ......... F-7



     (b)  Exhibits

          None

                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              Employee Stock Ownership Plan
                              of Buffton Corporation

                              Administrators for the 1995 Plan Year


June 12, 1996                 By:  /s/Robert H. McLean
                                   ------------------------
                                    President of the Company



                              By:  /s/Hampton Hodges
                                   ------------------------
                                    Director of the Company



                              By:  /s/John M. Edgar
                                   ------------------------
                                    Director of the Company

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants, Administrators and Trustee of the Employee Stock Ownership Plan of Buffton Corporation


In our opinion, the accompanying Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits present fairly, in all material respects, the financial status of the Employee Stock Ownership Plan of Buffton Corporation at December 31, 1995 and 1994, and the changes in its financial status for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrators and Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Price Waterhouse LLP

June 12,1996
Fort Worth, Texas

                        EMPLOYEE STOCK OWNERSHIP PLAN
                                      OF
                             BUFFTON CORPORATION

                      STATEMENTS OF NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS
                                 December 31,
                   ________________________________________


  Assets                                      1995                      1994
- ----------                                 ------------            ---------------
Investments in common stock
  of Buffton Corporation,
  valued at market
  of $1.6875 and $1.375 per share,
  respectively                               $81,808                  $128,522

Receivables - other due from employer            296                       296
Cash                                              --                       397
                                           ------------            ---------------
          Total Assets                        82,104                   129,215
                                           ------------            ---------------

  Liabilities                                     --                        --
- ---------------                            ------------            ---------------
Net assets available for
  plan benefits                              $82,104                  $129,215
                                           ============            ===============


The accompanying notes are an integral part of these financial statements.

                        EMPLOYEE STOCK OWNERSHIP PLAN
                                      OF
                             BUFFTON CORPORATION

                     STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS
                       For the Years Ended December 31,
                   ________________________________________


                                              1995                      1994                           1993
                                           ------------            ---------------                 --------------
Increase (decrease) in net assets:
  Unrealized gain (loss) in market value
    of Buffton Corporation common stock       $15,150                  ($5,842)                        $126,042
  Realized gain on shares issued to
    participants                                3,502                    8,864                               --
  Shares issued to participants               (65,366)                (164,396)                              --
  Other (expense) income                         (397)                      15                               --
                                           ------------          ---------------                   --------------

                                              (47,111)                (161,359)                         126,042


Net assets available for plan
  benefits:

  Beginning of year                           129,215                  290,574                          164,532
                                           ------------          ---------------                   --------------

  End of period                               $82,104                 $129,215                         $290,574
                                            ===========           ==============                    =============

The accompanying notes are an integral part of these financial statements.

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


Note 1 - Description of the Plan
- --------------------------------

The Employee Stock Ownership Plan of Buffton Corporation (the Plan) was established effective January 1, 1989 as a qualified leveraged employee stock ownership plan. All employees who had attained age twenty-one (21) and completed one year of service on January 1, 1989 were required to participate in the Plan at that date. All other employees shall participate in the Plan upon attaining age 21 and completing one year of service. A participant's account becomes 20% vested at the completion of three years of service and continues to vest 20% per year until fully vested after the completion of seven years of service.

Administration of the Plan is the responsibility of a committee consisting of three individuals appointed by the Company's Board of Directors.

On November 1, 1993, the Company's Board of Directors appointed Bank One, Texas, NA as sole Trustee of the Plan. The Trustee, as custodian of investment securities, is self-insured against losses.


Note 2 - Summary of Significant Accounting Policies
- ---------------------------------------------------

Accounting Principles
- ---------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investments
- -----------

Investment in the Company's common stock is carried at market value as determined based upon the closing prices as quoted on the American Stock Exchange on December 31, 1995 and 1994 which were $1.69 and $1.38, respectively. The annual appreciation or depreciation of the value of investments held by the Plan is reflected in the Statement of Changes in Net Assets Available for Plan Benefits as unrealized gain or loss in the market value of Buffton Corporation common stock. No investments were sold during the current year.

The closing market price of Buffton Corporation common stock on June 12 ,1996 was $1.88.

Funding Policy
- --------------

There were no employer contributions during 1995 or 1994. Participants are not required to make contributions to the Plan.

Note 3 - Issuance of Shares
- ---------------------------

In several transactions during the 1995 and 1994 plan years, the Plan issued a total of 44,992 and 108,196 shares, respectively, to participants. Cost was determined as the market price per share at the date of issuance. In comparison to the market value of the shares at December 31, 1994 and December 31, 1993, respectively, these transactions resulted in a net realized gain of $3,502 and $8,864, respectively, to the Plan

During the period January to May 1996, the Plan issued a total of 1,111 shares to participants who terminated prior to December 31, 1994. Cost was determined as the market price per share at the date of issuance. In comparison to the market value of the shares at December 31, 1995, these transactions resulted in a net realized gain of $625 to the Plan.

Note 4 - Tax Status of the Plan
- -------------------------------

The Plan applied for and received a favorable determination letter from the Internal Revenue Service, and therefore is exempt from taxation. The Plan Administrators and the Trustee are of the opinion that the Plan continues to fulfill the requirements of a qualified plan. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.


Note 5 - Plan Termination
- -------------------------

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested and are entitled to the full amount credited to their individual accounts.

                                                                      Schedule I

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION
                          SCHEDULE OF ASSETS HELD FOR
                         INVESTMENT PURPOSES - Item 27a
                               December 31, 1995



                                    Expense
Identity                            Incurred                       Current
of Party         Description          with           Cost of      Value of
Involved          of Asset         Transaction        Asset         Asset
- --------          --------         -----------        -----         -----
Company*         Aggregate
                 purchase of
                 48,479
                 shares of
                 common             $     --         $225,330      $81,808
                 stock




*Party-in-Interest

                                                                      Schedule I

                         EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                              BUFFTON CORPORATION
                          SCHEDULE OF ASSETS HELD FOR
                         INVESTMENT PURPOSES - Item 27a
                               December 31, 1994



                                    Expense
Identity                            Incurred                       Current
of Party         Description          with           Cost of      Value of
Involved          of Asset         Transaction        Asset         Asset
- --------          --------         -----------        -----         -----
Company*         Aggregate
                 purchase of
                 93,471
                 shares of
                 common             $     --         $434,238     $128,522
                 stock







*Party-in-Interest